SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No. 21)*

         Monmouth Real Estate Investment Corporation
                      (Name of Issuer)

                        Common Stock
                (Title of Class of Security)

                          609720107
                       (CUSIP Number)

                      January 27, 2004
   (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

                      Page 1 of 4 Pages

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CUSIP No. 11-1897375          13G       Page 2 of 4 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Eugene W. Landy          S.S. ####-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                             (a)
                                             (b)    X
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Mr. Landy is a United States citizen.

               5.   SOLE VOTING POWER

                    228,367.5013  Direct
                     84,765.6946  Wife

 NUMBER OF     6.   SHARED VOTING POWER
  SHARES            161,764.6727  E.W. Landy Profit Sharing
BENEFICIALLY        126,585.1955  E.W. Landy Pension Plan
  OWNED BY           60,000.0000  E.W. & Gloria Landy Family
                                  Foundation

    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           228,367.5013   Direct
    WITH             84,765.6946   Wife

               8.   SHARED DISPOSITIVE POWER

                    161,764.6727   E.W. Landy Profit Sharing
                    126,585.1955   E.W. Landy Pension Plan
                     60,000.0000   E.W. & Gloria Landy Family
                                   Foundation

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CUSIP No. 11-1897375          13G    Page 3 of 4 Pages



9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       228,367.5013  Direct    348,349.8682 Trustee
        84,765.6946  Wife      Total:  661,483.0641*

*Does not include (a) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on 4/12/05; (b) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on 10/4/06; (c) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on 6/21/10; (d) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on 1/22/11; and (e) 758,443.2562 shares held by United Mobile Homes, Inc. Eugene W. Landy is Chairman of the Board of United Mobile Homes, Inc. and owns 12.63% of United Mobile Homes, Inc. (excluding shares of United Mobile Homes, Inc. held by Mr. Landy's adult children).

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      Excludes shares held by Mr. Landy's adult children in which he disclaims any beneficial interest.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN. ROW 9

     4.14%

12.  TYPE OF REPORTING PERSON*

     IN

                        CERTIFICATION

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or

CUSIP No. 11-1897375          13G       Page 4 of 4 Pages



with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                          SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              January 27, 2004
                              Date


                              /s/ Eugene W.Landy
                              Eugene W. Landy
                              President and Director of
                              Monmouth Real Estate
                              Investment Corporation